UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 14, 2026

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

Îlot Saint-Joseph, Bureaux Convergence
12ter Quai Perrache
69002 Lyon, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 14, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1. The information contained in this Form 6-K is hereby incorporated by reference into the registrant's registration Statement on Form F-3 (File No. 333-268071).

Exhibit

Exhibit 99.1	Press release dated August 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: August 14, 2026	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President